UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7th, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

August 7, 2025

Company name:	Mitsubishi UFJ Financial Group, Inc.

Representative:	Hironori Kamezawa,
President & Group CEO

Stock exchange listings:	Tokyo, Nagoya, New York
(Code number 8306)

For Inquiry:	Masahisa Takahashi
Managing Director,
Head of Financial Accounting and Reporting,
Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179

Consolidated Summary Report for the three months ended June 30, 2025

<under Japanese GAAP>

(Completion of an interim review by Japanese certified public accountants or a Japanese audit firm in accordance with the interim review standards for interim financial statements generally accepted in Japan)

Tokyo, August 7, 2025 — Mitsubishi UFJ Financial Group, Inc. today announced the completion of an interim review of the Japanese-language original version of its quarterly consolidated financial statements for the three months ended June 30, 2025 under Japanese GAAP conducted by a Japanese audit firm in accordance with the interim review standards for interim financial statements generally accepted in Japan. There have been no changes to the Japanese GAAP quarterly consolidated financial statements for the same period originally announced on August 4, 2025. This announcement as well as the original announcement have been made in Japan in accordance with applicable rules of the Tokyo Stock Exchange and the Nagoya Stock Exchange.

- End -

1

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2025

August 7th, 2025

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/english/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179
Dividend payment date:	—
Trading accounts:	Established
Supplemental information for on financial results:	Available
Investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2025

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the three months ended
June 30, 2025	3,253,932	(7.7)	708,535	(3.4)	546,068	(1.8)
June 30, 2024	3,525,017	27.1	733,359	1.1	555,894	(0.4)

(*)	Comprehensive income

        June 30, 2025: 135,586 million yen, (86.3) %; June 30, 2024: 992,877 million yen, (6.9) %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the three months ended
June 30, 2025	47.55	47.45
June 30, 2024	47.50	47.40

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2025	401,041,048	21,256,938	5.0
March 31, 2025	413,113,501	21,728,132	5.0

(Reference) Shareholders’ equity as of June 30, 2025: 20,018,546 million yen; March 31, 2025: 20,520,374 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

    (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2025	—	25.00	—	39.00	64.00
ending March 31, 2026	—
ending March 31, 2026 (Forecast)		35.00	—	35.00	70.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2026 (Consolidated)

MUFG has an earnings target of 2,000.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2026.(There is no change to our earnings target released on May 15, 2025.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: Yes

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2025	12,067,710,920 shares
	March 31, 2025	12,067,710,920 shares
(B) Treasury stocks:	June 30, 2025	647,614,803 shares
	March 31, 2025	561,193,945 shares
(C) Average outstanding stocks:	Three months ended June 30, 2025	11,484,298,385 shares
	Three months ended June 30, 2024	11,703,738,307 shares

* Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: Yes (voluntary)

* Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
2. Consolidated Financial Statements and Notes	3
(1) Consolidated Balance Sheets	3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5
(3) The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements	7
(4) Changes in accounting estimates	7
(5) Segment Information	8
(6) Notes for Material Changes in Shareholders’Equity	10
(7) Notes on Going-Concern Assumption	10
(8) Consolidated Statements of Cash Flows	10
(9) Additional Information	10

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Three Months Ended June 30, 2025”

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Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

The subject matter is described in the “Financial Highlights” disclosed on August 4, 2025, which is available on our website at https://www.mufg.jp/english/ir/fs/index.html.

The information is posted under the Financial Information, FY2025 (Fisical Year Ending Mar.2026) JGAAP, First Quarter, on the above website.

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Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2025	As of June 30, 2025
Assets:
Cash and due from banks	109,095,437	105,201,744
Call loans and bills bought	1,180,949	923,782
Receivables under resale agreements	18,856,895	16,440,452
Receivables under securities borrowing transactions	5,701,495	4,848,412
Monetary claims bought	6,620,404	6,470,714
Trading assets	26,142,919	24,591,646
Money held in trust	1,084,487	1,203,805
Securities	86,125,371	80,709,711
Loans and bills discounted	121,436,133	122,671,835
Foreign exchanges	1,913,526	2,592,666
Other assets	17,824,068	18,543,352
Tangible fixed assets	1,240,104	1,217,202
Intangible fixed assets	1,875,551	1,865,934
Net defined benefit assets	2,217,529	2,246,763
Deferred tax assets	148,752	152,304
Customers’ liabilities for acceptances and guarantees	12,864,745	12,537,198
Allowance for credit losses	(1,214,870)	(1,176,479)

Total assets	413,113,501	401,041,048

Liabilities:
Deposits	228,512,749	224,705,991
Negotiable certificates of deposit	17,374,010	17,787,068
Call money and bills sold	5,072,926	5,534,300
Payables under repurchase agreements	43,359,076	36,731,293
Payables under securities lending transactions	699,852	700,771
Commercial papers	3,475,042	3,343,844
Trading liabilities	19,362,603	18,508,764
Borrowed money	22,101,954	21,481,784
Foreign exchanges	2,508,462	3,731,729
Short-term bonds payable	1,373,236	1,384,207
Bonds payable	14,018,955	14,503,764
Due to trust accounts	4,937,999	3,649,630
Other liabilities	14,563,347	14,160,514
Reserve for bonuses	251,665	130,530
Reserve for bonuses to directors	2,879	1,300
Reserve for stocks payment	11,077	12,092
Net defined benefit liabilities	104,612	103,432
Reserve for retirement benefits to directors	813	767
Reserve for loyalty award credits	7,730	8,325
Reserve for contingent losses	150,657	149,322
Reserves under special laws	5,295	5,354
Deferred tax liabilities	540,770	527,476
Deferred tax liabilities for land revaluation	84,903	84,644
Acceptances and guarantees	12,864,745	12,537,198

Total liabilities	391,385,368	379,784,109

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Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2025	As of June 30, 2025
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	—	11,053
Retained earnings	14,845,617	14,942,523
Treasury stock	(726,631)	(896,462)

Total shareholders’ equity	16,260,498	16,198,628

Net unrealized gains (losses) on available-for-sale securities	1,327,127	1,416,517
Net deferred gains (losses) on hedging instruments	(894,227)	(990,616)
Land revaluation excess	122,400	121,836
Foreign currency translation adjustments	3,198,279	2,785,592
Remeasurements of defined benefit plans	554,502	538,815
Debt value adjustments of foreign subsidiaries and affiliates	(51,663)	(55,812)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	3,457	3,584

Total accumulated other comprehensive income	4,259,875	3,819,917

Subscription rights to shares	11	14
Non-controlling interests	1,207,746	1,238,377

Total net assets	21,728,132	21,256,938

Total liabilities and net assets	413,113,501	401,041,048

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Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2024	For the three months ended June 30, 2025
Ordinary income	3,525,017	3,253,932
Interest income	2,353,006	2,022,572
Interest on loans and bills discounted	1,186,309	968,208
Interest and dividends on securities	444,660	412,039
Trust fees	35,189	37,894
Fees and commissions	557,301	566,731
Trading income	108,099	80,557
Other operating income	178,316	239,531
Other ordinary income	293,104	306,645
Ordinary expenses	2,791,657	2,545,396
Interest expenses	1,529,894	1,331,819
Interest on deposits	601,433	494,993
Fees and commissions	109,357	105,128
Trading expenses	—	37,769
Other operating expenses	57,076	114,189
General and administrative expenses	844,873	796,719
Other ordinary expenses	250,456	159,770

Ordinary profits	733,359	708,535

Extraordinary gains	7,612	22,870
Gains on disposition of fixed assets	7,612	5,315
Gains on liquidation of subsidiaries	—	17,555
Extraordinary losses	4,909	2,791
Losses on disposition of fixed assets	2,079	2,723
Losses on impairment of fixed assets	2,626	9
Provision for reserve for contingent liabilities from financial instruments transactions	203	59
Provision for reserve for contingent liabilities arising from commodities transactions	—	0

Profits before income taxes	736,062	728,615

Income taxes-current	135,758	144,834
Income taxes-deferred	18,027	2,360

Total taxes	153,786	147,194

Profits	582,276	581,420

Profits attributable to non-controlling interests	26,382	35,352

Profits attributable to owners of parent	555,894	546,068

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Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2024	For the three months ended June 30, 2025
Profits	582,276	581,420
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(193,254)	84,962
Net deferred gains (losses) on hedging instruments	(111,529)	(94,270)
Land revaluation excess	—	7
Foreign currency translation adjustments	471,663	(279,302)
Remeasurements of defined benefit plans	(11,344)	(15,955)
Net unrealized gains (losses) on loans of foreign subsidiaries	123	1,770
Share of other comprehensive income of associates accounted for using equity method	254,942	(143,046)

Total other comprehensive income	410,601	(445,834)

Comprehensive income	992,877	135,586

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	940,670	108,064
Comprehensive income attributable to non-controlling interests	52,207	27,522

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Mitsubishi UFJ Financial Group, Inc.

(3) The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements, which consist of the quarterly consolidated balance sheet, the quarterly consolidated statement of income, the quarterly consolidated statement of comprehensive income, and the notes thereto, have been prepared in accordance with Article 4, Paragraph 1 of the Tokyo Stock Exchange, Inc.’s and Nagoya Stock Exchange, Inc.’s Standards for the Preparation of Quarterly Financial Statements (the “Standards”) and accounting principles for quarterly financial statements generally accepted in Japan (provided, however, that certain information has been omitted in accordance with Article 4, Paragraph 2 of the Standards).

(4) Changes in accounting estimates

(Change in the credit rating system used for calculating the allowance for credit losses)

Our principal domestic consolidated banking subsidiaries have established a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. The allowance for credit losses is calculated using internal credit ratings determined based on such credit rating system.

Following the adoption of a new credit rating system designed to further enhance their credit risk management framework, the subsidiaries calculated their allowance for credit losses using internal credit ratings determined under the new credit rating system as of the end of the three months ended June 30, 2025.

The impact of the resulting changes in accounting estimates on our consolidated financial statements as of and for the three months ended June 30, 2025, is immaterial.

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Mitsubishi UFJ Financial Group, Inc.

(5) Segment Information

I.	Business segment information

1	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Digital Business Group, Commercial Banking & Wealth Management Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Retail & Digital Business Group:	Providing financial services to individual customers (excluding wealth management customers) and corporate customers through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”

Commercial Banking & Wealth Management Business Group:	Providing financial services to corporate and wealth management customers

Japanese Corporate & Investment Banking Business Group:	Providing financial services to large Japanese corporate customers in and outside Japan

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers through overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration and pension services to domestic and overseas investor, asset manager and operating company customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

a	Changes in the method of calculation of operating profit (loss) of each reporting segment

In the three months ended June 30, 2025, MUFG changed the method of allocation of net revenue and operating expenses among reporting segments and accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the three months ended June 30, 2024, has been restated based on the new calculation method.

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Mitsubishi UFJ Financial Group, Inc.

2	Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2024

	(in millions of yen)
	For the three months ended June 30, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥220,913	¥160,623	¥257,388	¥365,398	¥110,445	¥231,462	¥1,346,232	¥205,543	¥(13,407)	¥1,538,368
Operating expenses	162,767	105,228	94,700	185,824	77,406	110,408	736,335	78,071	38,486	852,894

Operating profit (loss)	¥58,146	¥55,394	¥162,687	¥179,573	¥33,039	¥121,054	¥609,896	¥127,471	¥(51,893)	¥685,474

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the three months ended June 30, 2025

	(in millions of yen)
	For the three months ended June 30, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥253,050	¥196,108	¥245,138	¥195,529	¥138,751	¥221,992	¥1,250,571	¥163,035	¥(47,375)	¥1,366,230
Operating expenses	188,831	110,496	97,989	108,423	101,850	111,709	719,301	79,229	25,452	823,983

Operating profit (loss)	¥64,219	¥85,611	¥147,149	¥87,106	¥36,901	¥110,282	¥531,270	¥83,806	¥(72,828)	¥542,247

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

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Mitsubishi UFJ Financial Group, Inc.

3.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding three-month period

Operating profit	For the three months ended June 30, 2024	For the three months ended June 30, 2025
Total operating profit of reporting segments	685,474	542,247
Operating profit of consolidated subsidiaries excluded from reporting segments	(104)	(147)
Provision for general allowance for credit losses	(30,593)	13,392
Credit related expenses	(171,333)	(83,623)
Gains on reversal of reserve for contingent losses included in credit costs	2,713	—
Gains on loans written-off	32,449	23,293
Net gains on equity securities and other securities	55,672	30,312
Equity in earnings of the equity method investees	143,090	157,954
Others	15,991	25,106

Ordinary profit in the consolidated statement of income	733,359	708,535

(6)	Notes for Material Changes in Shareholders’ Equity

None.

(7)	Notes on Going-Concern Assumption

None.

(8)	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three-month periods ended June 30, 2024 and 2025. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)

	For the three months ended June 30,
	2024	2025
Depreciation	¥97,779	¥88,795
Amortization of goodwill	9,348	9,389

(9)	Additional Information

(Information which is relevant to the understanding of the readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating the allowance for credit losses for the Bank and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, those determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

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Mitsubishi UFJ Financial Group, Inc.

MUFG Bank, Ltd. (“the Bank”), our principal consolidated domestic banking subsidiary, applies the cash flow estimation method when determining allowance for credit losses for loans to substantially bankrupt borrowers and borrowers requiring special attention and caution in cases where it is possible to reasonably estimate the cash flows related to the collection of loan principal and receipt of interest payments. The estimation of such future cash flows is based on a borrower-specific assessment regarding the collectability of loans, including past collection experience, evaluation of the borrower’s restructuring plans, the financial condition and operating results of the borrower, and the economic environment of the industry to which the borrower belongs. In this regard, the estimation of future cash flows may be highly dependent on estimation of borrowers’ future performance and business sustainability. Estimates are subject to a high degree of uncertainly especially when made in connection with assessments regarding the collectability of loans to substantially bankrupt borrowers with respect to which objective information is not reasonably available.

In addition, when calculating allowance for credit losses, the Bank determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments to the loss rates calculated based on historical loss experience, taking into account future projections and other factors, especially considering the uncertain business environment arising from potential changes in the Russia-Ukraine situation and the trade policies of various countries. These adjustments are implemented made when deemed necessary, for example, by considering any additional expected loss amount not captured by the loss rates calculated based on historical loss experience. The amount of impact of these adjustments as of June 30, 2025 is ¥39,248 million (¥33,610 million as of March 31, 2025).

In addition, certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rates of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply IFRS, are based on estimation relating to the economic environment, including changes in economic conditions, commodity prices and monetary and trade policies in each country as well as geopolitical situations, with respect to which objective data are not readily available.

In particular, future developments concerning the Russia-Ukraine situation and the trade policies of various countries are subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation continues for the foreseeable future and that the trade policies of various countries, while being subject to policy and other changes over the short term, will generally be implemented with consideration for economic and price trends. The recorded allowance represents our best estimate made based on such assumptions and in a manner designed to ensure objectivity and rationality.

For the three-month period ended June 30, 2025, such assumptions remained substantially unchanged because no significant changes were observed subsequent to the previous fiscal year end with respect to the events or circumstances underlying the outlook relating to the Russia-Ukraine situation and developments in the trade policies of various countries. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six-month period ending September 30, 2025 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

11

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2025

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4	1
	[ BK Non-consolidated ][ TB Non-consolidated ]

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ]	5
	[ BK and TB Combined including Trust Account ]
	[ BK Non-consolidated ][ TB Non-consolidated ]
	[ TB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	6
	[ BK Non-consolidated ][ TB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ]	10
	[ BK Non-consolidated ][ TB Non-consolidated ]

6. Loans and Deposits	[ BK and TB Combined ]	11
	[ BK Non-consolidated ][ TB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2025 (A)	June 30, 2024 (B)
Gross profits	1,358,416	1,535,602	(177,185)
Gross profits before credit costs for trust accounts	1,358,416	1,535,602	(177,185)
Net interest income	690,788	823,128	(132,339)
Trust fees	37,894	35,189	2,704
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	461,602	447,944	13,658
Net trading profits	42,788	108,099	(65,311)
Net other operating profits	125,342	121,240	4,101
Net gains (losses) on debt securities	(28,250)	(12,680)	(15,569)
General and administrative expenses	815,428	857,451	(42,022)
Amortization of goodwill	9,389	9,348	41
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	552,377	687,499	(135,121)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	542,988	678,151	(135,162)
Provision for general allowance for credit losses (2)	13,392	(30,593)	43,986
Net operating profits*1	556,381	647,557	(91,176)
Net non-recurring gains (losses)	152,154	85,801	66,352
Credit costs (3)	(83,623)	(171,333)	87,709
Losses on loan write-offs	(41,280)	(75,291)	34,010
Provision for specific allowance for credit losses	(38,164)	(96,031)	57,867
Other credit costs	(4,178)	(10)	(4,168)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	2,713	(2,713)
Gains on loans written-off (6)	23,293	32,449	(9,156)
Net gains (losses) on equity securities	30,312	55,672	(25,360)
Gains on sales of equity securities	40,220	62,275	(22,055)
Losses on sales of equity securities	(8,680)	(5,032)	(3,648)
Losses on write-down of equity securities	(1,227)	(1,571)	344
Equity in earnings of equity method investees	157,954	143,090	14,864
Other non-recurring gains (losses)	24,218	23,210	1,008

Ordinary profits	708,535	733,359	(24,824)

Net extraordinary gains (losses)	20,079	2,703	17,376
Net gains (losses) on disposition of fixed assets	2,591	5,533	(2,941)
Losses on impairment of fixed assets	(9)	(2,626)	2,617
Gain on liquidation of subsidiaries	17,555	—	17,555
Profits before income taxes	728,615	736,062	(7,447)
Income taxes-current	144,834	135,758	9,075
Income taxes-deferred	2,360	18,027	(15,667)
Total taxes	147,194	153,786	(6,591)
Profits	581,420	582,276	(856)
Profits attributable to non-controlling interests	35,352	26,382	8,969

Profits attributable to owners of parent	546,068	555,894	(9,825)

Note:

*1. Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(46,937)	(166,763)	119,826

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2025 (A)	June 30, 2024 (B)
Gross profits	767,758	833,219	(65,461)
Gross profits before credit costs for trust accounts	767,758	833,219	(65,461)
Net interest income	459,685	484,432	(24,747)
Trust fees	33,106	30,103	3,003
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	194,504	189,937	4,567
Net trading profits	(5,100)	1,833	(6,933)
Net other operating profits	85,561	126,913	(41,351)
Net gains (losses) on debt securities	(27,509)	(12,739)	(14,769)
General and administrative expenses	414,290	405,334	8,955
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	353,468	427,885	(74,417)
Provision for general allowance for credit losses (2)	(626)	(29,172)	28,545
Net operating profits	352,841	398,712	(45,871)
Net non-recurring gains (losses)	83,028	51,078	31,950
Credit costs (3)	(5,010)	(13,321)	8,310
Reversal of allowance for credit losses (4)	31,492	—	31,492
Reversal of reserve for contingent losses included in credit costs (5)	92	2,689	(2,597)
Gains on loans written-off (6)	2,756	2,553	203
Net gains (losses) on equity securities	28,447	52,329	(23,881)
Gains on sales of equity securities	37,694	58,247	(20,553)
Losses on sales of equity securities	(7,744)	(3,282)	(4,462)
Losses on write-down of equity securities	(1,501)	(2,636)	1,134
Other non-recurring gains (losses)	25,250	6,827	18,422

Ordinary profits	435,870	449,790	(13,920)

Net extraordinary gains (losses)	29,276	5,708	23,568
Income before income taxes	465,147	455,499	9,647
Income taxes-current	111,645	101,625	10,019
Income taxes-deferred	1,807	(7,360)	9,167
Total taxes	113,453	94,265	19,187

Net income	351,694	361,233	(9,539)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	28,704	(37,251)	65,955
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	12,836	(29,172)	42,008
Provision for special allowance for credit losses	16,333	(7,476)	23,810
Allowance for credit to specific foreign borrowers	1,692	235	1,457
Losses on loans write-offs	(1,384)	(5,834)	4,450
Provision for contingent losses included in credit costs	(3,291)	2,689	(5,980)
Gains on loans written-off	2,756	2,553	203
Losses on sales of other loans, etc.	(239)	(245)	5
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	380,977	440,624	(59,647)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	363,026	343,692	19,334

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2025 (A)	June 30, 2024 (B)
Gross profits	680,188	706,691	(26,502)
Net interest income	423,688	410,152	13,535
Net fees and commissions	168,144	166,126	2,017
Net trading profits	(3,342)	27,501	(30,843)
Net other operating profits	91,698	102,910	(11,212)
Net gains (losses) on debt securities	(27,810)	(9,491)	(18,319)
General and administrative expenses	360,087	352,363	7,723
Amortization of goodwill	839	994	(155)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	320,940	355,322	(34,382)
Net operating profits before provision for general allowance for credit losses	320,101	354,327	(34,226)
Provision for general allowance for credit losses (1)	—	(29,102)	29,102
Net operating profits	320,101	325,225	(5,123)
Net non-recurring gains (losses)	68,400	35,001	33,399
Credit costs (2)	(5,007)	(13,321)	8,313
Reversal of allowance for credit losses (3)	31,492	—	31,492
Reversal of reserve for contingent losses included in credit costs (4)	—	2,537	(2,537)
Gains on loans written-off (5)	2,755	2,552	203
Net gains (losses) on equity securities	18,681	40,866	(22,185)
Gains on sales of equity securities	27,115	45,546	(18,430)
Losses on sales of equity securities	(7,732)	(3,278)	(4,454)
Losses on write-down of equity securities	(701)	(1,401)	699
Other non-recurring gains (losses)	20,478	2,366	18,112

Ordinary profits	388,501	360,226	28,275

Net extraordinary gains (losses)	29,690	5,721	23,969
Income before income taxes	418,192	365,947	52,244
Income taxes-current	107,739	96,856	10,882
Income taxes-deferred	(4,519)	(13,606)	9,086
Total taxes	103,219	83,250	19,968

Net income	314,972	282,697	32,275

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	29,240	(37,334)	66,574
Provision for general allowance for credit losses	13,463	(29,102)	42,565
Provision for special allowance for credit losses	16,336	(7,476)	23,813
Allowance for credit to specific foreign borrowers	1,692	235	1,457
Losses on loans write-off	(1,384)	(5,834)	4,450
Provision for contingent losses included in credit costs	(3,383)	2,537	(5,921)
Gains on loans written-off	2,755	2,552	203
Losses on sales of other loans, etc.	(239)	(245)	5
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	347,912	363,819	(15,907)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	334,382	282,498	51,883

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2025 (A)	June 30, 2024 (B)
Gross profits	87,569	126,527	(38,958)
Gross profits before credit costs for trust accounts	87,569	126,527	(38,958)
Trust fees	33,106	30,103	3,003
Credit costs for trust accounts (1)	—	—	—
Net interest income	35,996	74,279	(38,283)
Net fees and commissions	26,360	23,810	2,550
Net trading profits	(1,757)	(25,667)	23,910
Net other operating profits	(6,136)	24,002	(30,139)
Net gains (losses) on debt securities	301	(3,248)	3,549
General and administrative expenses	54,202	52,970	1,231
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	33,366	73,557	(40,190)
Provision for general allowance for credit losses (2)	(626)	(69)	(556)
Net operating profits	32,740	73,487	(40,747)
Net non-recurring gains (losses)	14,628	16,077	(1,448)
Credit costs (3)	(3)	—	(3)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	92	151	(59)
Gains on loans written-off (6)	1	1	0
Net gains (losses) on equity securities	9,766	11,462	(1,696)
Gains on sales of equity securities	10,578	12,701	(2,123)
Losses on sales of equity securities	(12)	(4)	(8)
Losses on write-down of equity securities	(799)	(1,234)	435
Other non-recurring gains (losses)	4,771	4,461	310

Ordinary profits	47,368	89,564	(42,195)

Net extraordinary gains (losses)	(413)	(12)	(400)
Income before income taxes	46,955	89,551	(42,596)
Income taxes-current	3,906	4,768	(862)
Income taxes-deferred	6,327	6,246	81
Total taxes	10,233	11,015	(781)

Net income	36,721	78,536	(41,815)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(536)	82	(619)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	(626)	(69)	(556)
Provision for special allowance for credit losses	(3)	—	(3)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	92	151	(59)
Gains on loans written-off	1	1	0
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	33,065	76,805	(43,740)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	28,644	61,193	(32,548)

Mitsubishi UFJ Financial Group, Inc.

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(after write-offs)	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	301,646	300,776
Doubtful	650,596	693,225
Special Attention	506,060	536,469
Accruing loans contractually past due 3 months or more	18,260	17,863
Restructured loans	487,800	518,605
Subtotal (A)	1,458,303	1,530,471

Normal(B)	137,404,700	135,805,816
Total loans (C=A+B)	138,863,003	137,336,287

Non-performing loans ratio (A)/(C)	1.05%	1.11%

BK and TB Combined including Trust Account
(after write-offs)	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	45,450	50,052
Doubtful	403,208	448,449
Special Attention	341,278	365,391
Accruing loans contractually past due 3 months or more	9,834	9,236
Restructured loans	331,443	356,154
Subtotal (A)	789,936	863,892

Normal(B)	122,936,744	121,231,909
Total loans (C=A+B)	123,726,681	122,095,802

Non-performing loans ratio (A)/(C)	0.63%	0.70%

BK Non-consolidated
(after write-offs)	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	45,400	50,002
Doubtful	402,083	447,324
Special Attention	341,278	365,391
Accruing loans contractually past due 3 months or more	9,834	9,236
Restructured loans	331,443	356,154
Subtotal (A)	788,762	862,718

Normal(B)	120,054,918	118,665,863
Total loans (C=A+B)	120,843,680	119,528,581

Non-performing loans ratio (A)/(C)	0.65%	0.72%

TB Non-consolidated
(after write-offs)	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	49	49
Doubtful	1,124	1,124
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	1,174	1,174

Normal(B)	2,879,481	2,563,577
Total loans (C=A+B)	2,880,655	2,564,752

Non-performing loans ratio (A)/(C)	0.04%	0.04%

TB Non-consolidated: Trust Account
(after write-offs)	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	—	—
Doubtful	—	—
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	—	—

Normal(B)	2,345	2,468
Total loans (C=A+B)	2,345	2,468

Non-performing loans ratio (A)/(C)	—	—

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in

“Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2025		As of March 31, 2025
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	24,030,408	(541,239)	23,272,183	(625,190)
Domestic bonds	17,840,880	(411,064)	17,115,009	(491,977)
Government bonds	13,704,158	(298,316)	13,300,923	(369,059)
Municipal bonds	2,656,496	(77,351)	2,545,626	(93,140)
Corporate bonds	1,480,225	(35,396)	1,268,459	(29,777)
Other	6,189,527	(130,174)	6,157,174	(133,213)
Foreign bonds	4,554,839	(135,871)	4,690,276	(137,239)
Other	1,634,688	5,697	1,466,897	4,026

	(in millions of yen)
	As of June 30, 2025		As of March 31, 2025
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	55,146,618	2,322,186	61,321,796	2,203,663
Domestic equity securities	3,610,164	2,548,736	3,540,457	2,458,566
Domestic bonds	17,262,785	(232,264)	23,123,161	(249,533)
Government bonds	15,438,629	(145,179)	21,181,296	(155,513)
Municipal bonds	240,388	(7,549)	309,997	(9,776)
Corporate bonds	1,583,767	(79,535)	1,631,867	(84,243)
Other	34,273,668	5,715	34,658,178	(5,368)
Foreign equity securities	676,157	61,477	662,949	36,272
Foreign bonds	24,374,688	(73,312)	24,182,709	(113,323)
Other	9,222,822	17,550	9,812,519	71,682

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in

“Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2025		As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	21,863,022	(527,435)	21,295,315	(607,764)
Stocks of subsidiaries and affiliates	684,864	463,216	684,864	464,454

	(in millions of yen)
	As of June 30, 2025		As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	38,145,913	2,088,019	45,173,480	2,005,377
Domestic equity securities	3,081,569	2,127,449	3,012,332	2,044,936
Domestic bonds	14,993,253	(129,445)	20,849,312	(138,304)
Other	20,071,090	90,014	21,311,835	98,744
Foreign equity securities	623,223	48,258	605,665	17,076
Foreign bonds	13,266,592	74,840	13,651,795	88,819
Other	6,181,274	(33,083)	7,054,373	(7,151)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2025		As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	2,167,385	(13,803)	1,976,868	(17,426)
Stocks of subsidiaries and affiliates	18,650	(1,404)	19,189	(1,368)

	(in millions of yen)
	As of June 30, 2025		As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	12,583,390	280,367	11,541,216	251,081
Domestic equity securities	593,577	424,893	588,732	413,329
Domestic bonds	2,145,670	(102,931)	2,181,927	(111,341)
Other	9,844,142	(41,594)	8,770,556	(50,907)
Foreign equity securities	158	107	130	81
Foreign bonds	7,779,196	(85,742)	7,018,941	(123,179)
Other	2,064,787	44,040	1,751,484	72,191

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2025	For the three months ended June 30, 2024
ROE (JPX basis) *1	10.78	11.18

Note:

*1	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2025	For the three months ended June 30, 2024
Average interest rate on loans and bills discounted	1.06	0.82
Average interest rate on deposits and NCD	0.17	0.01
Interest rate spread	0.89	0.80

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	1.13	0.87
Interest rate spread	0.95	0.86

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2025	For the three months ended June 30, 2024
Average interest rate on loans and bills discounted	1.06	0.82
Average interest rate on deposits and NCD	0.16	0.01
Interest rate spread	0.90	0.81

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	1.13	0.88
Interest rate spread	0.96	0.86

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2025	For the three months ended June 30, 2024
Average interest rate on loans and bills discounted	0.91	0.64
Average interest rate on deposits and NCD	0.29	0.05
Interest rate spread	0.62	0.59

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.91	0.74
Interest rate spread	0.62	0.68

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Deposits (ending balance)	212,429,174	215,970,679
Deposits (average balance)	215,871,764	215,144,567
Loans (ending balance)	111,456,580	110,082,264
Loans (average balance)	111,050,972	110,710,718

	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Domestic deposits (ending balance)*	177,078,647	179,854,343
Individuals	94,120,942	93,618,823

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Deposits (ending balance)	199,209,148	202,712,799
Deposits (average balance)	202,331,837	201,300,396
Loans (ending balance)	108,784,168	107,742,591
Loans (average balance)	108,435,780	108,514,370

	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Domestic deposits (ending balance)*	166,129,469	169,250,502
Individuals	87,951,024	87,578,130

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Deposits (ending balance)	13,220,026	13,257,880
Deposits (average balance)	13,539,927	13,844,171
Loans (ending balance)	2,672,411	2,339,672
Loans (average balance)	2,615,191	2,196,348

	(in millions of yen)
	As of June 30, 2025	As of March 31, 2025
Domestic deposits (ending balance)*	10,949,177	10,603,841
Individuals	6,169,918	6,040,693

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2025	As of June 30, 2025
Assets:
Loans and bills discounted	1,507,955	1,362,207
Securities	82,297,398	82,165,586
Beneficiary rights to the trust	171,790,489	171,636,024
Securities held in custody accounts	3,182,746	3,849,959
Monetary claims	37,473,051	38,296,464
Tangible fixed assets	24,848,502	25,519,222
Intangible fixed assets	229,603	237,119
Other claims	4,279,871	4,368,859
Call loans	5,651,749	5,178,027
Due from banking account	4,244,900	3,403,147
Cash and due from banks	6,403,878	6,474,085

Total	341,910,148	342,490,703

Liabilities:
Money trusts	39,222,424	36,268,216
Pension trusts	13,366,896	13,109,796
Property formation benefit trusts	5,228	5,184
Investment trusts	170,479,519	170,332,783
Money entrusted other than money trusts	7,388,623	8,093,513
Securities trusts	5,392,692	5,956,839
Monetary claim trusts	32,124,384	33,177,936
Equipment trusts	412,714	501,729
Land and fixtures trusts	18,442	18,470
Composite trusts	73,499,220	75,026,233

Total	341,910,148	342,490,703

Note:1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
2.	Trust assets and liabilities under a declaration of trust excluded from above table are 32,651 millions of yen as of March 31, 2025 and 43,468 millions of yen as of June 30, 2025, respectively.

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